SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 3)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

SourcingLink.net, Inc.

(Name of the Issuer)

SourcingLink.net, Inc.

St. Cloud Investments, Ltd.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74725 H 10 1

(CUSIP Number of Class of Securities)

Marcel van Heesewijk

Chairman and Chief Executive Officer

SourcingLink.net, Inc.

16855 West Bernardo Drive

San Diego, CA 92127

(858) 385-8900

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Bruce E. Feuchter, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,904,820	$154.10

*Filing fee was determined based on the product of: (a) the estimated 12,698,794 shares of common stock outstanding as of December 9, 2003; and (b) the consideration of $0.15 per share of common stock (the “aggregate value”).

**In accordance with Exchange Act Rule 0-11 the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate transaction valuation of $1,904,820.

Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

Amount Previously Paid: $18.75
Form or Registration No.: SC 13E3 (File No. 005-48188)
Filing Party: SourcingLink.net, Inc.
Date Filed: October 24, 2003

Amount Previously Paid: $135.35
Form or Registration No.: SC 13E3/A2 (File No. 005-48188)
Filing Party: SourcingLink.net, Inc.
Date Filed: December 11, 2003

INTRODUCTION

This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on October 24, 2003 by SourcingLink.net, Inc., a Delaware corporation (“the Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 13e-3 thereunder, as amended by Amendment No. 1 and Amendment No. 2 to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 28, 2003 and December 11, 2003, respectively (“Schedule 13E-3”). The Company is submitting to its stockholders a proposal to approve and adopt:

(a)	a one-for-5,100 reverse stock split of the Company’s common stock, par value $0.001 per share (“Stock”);

(b)	a cash payment of $0.15 per share, in lieu of issuance of fractional shares, to beneficial stockholders holding fewer than 5,100 shares of Stock as of the effective date of the reverse split; and

(c)	immediately following the reverse split, a 5,100-for-one forward stock split of the Stock.

Items (a), (b) and (c) will be considered one proposal (the “Transaction”).

This Amendment No. 3 to Schedule 13E-3 is being filed with the Securities and Exchange Commission along with a revised preliminary proxy statement, including annexes, filed by the Company pursuant to Regulation 14A under the Exchange Act (“Proxy Statement”), which will notify stockholders of the annual meeting of Company stockholders, scheduled for             , 2004, where stockholders will be asked to approve the Transaction, approve a $500,000 private placement of equity to a principal stockholder, elect three directors and conduct any other business properly brought before the annual meeting.

All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this Amendment No. 3 to Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Amendment No. 3 to Schedule 13E-3 will be amended to reflect any such changes.

Except as set forth below, the information set forth in the Schedule 13E-3 remains unchanged.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the subject company is SourcingLink.net, Inc. The address of the principal executive offices of the Company is 16855 West

Bernardo Drive, San Diego, CA 92127 and the Company’s telephone number is (858) 385-8900.

(b)	Securities. The information set forth in the Proxy Statement under the captions “THE MEETING — General,” “—Eligible Voting Securities and Vote Required” and “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction — Effect of Split Transaction on SourcingLink” is herein incorporated by reference.

(c)	Trading Market and Price. The Company’s common stock traded on the Nasdaq SmallCap Market through August 22, 2002, at which time it began trading on the OTC Bulletin Board. The trading symbol is “SNET.OB.” The following table lists the high and low sales prices for the Company’s common stock as quoted on the OTC Bulletin Board or the Nasdaq SmallCap Market, as applicable, for the periods indicated.

	High	Low
Fiscal Year Ending March 31, 2004
First Quarter	$0.11	$0.05
Second Quarter	0.14	0.05

Fiscal Year Ended March 31, 2003
First Quarter	$0.61	$0.31
Second Quarter	0.37	0.01
Third Quarter	0.15	0.09
Fourth Quarter	0.15	0.05

Fiscal Year Ended March 31, 2002
First Quarter	$1.75	$0.31
Second Quarter	1.56	0.76
Third Quarter	0.92	0.32
Fourth Quarter	0.87	0.25

Information for the periods referenced above has been furnished by Nasdaq and the OTC Bulletin Board. The quotations furnished by the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(d)	Dividends. The Company has never declared nor paid dividends on its common stock and does not anticipate paying dividends on its common stock for the foreseeable future.

(e)	Prior Public Offerings. Not Applicable.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “PROPOSAL THREE — Purchases of Common Stock by SourcingLink and its Affiliates” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c)(1)(2)	Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “PROPOSAL ONE — INFORMATION CONCERNING ST. CLOUD,” “PROPOSAL THREE — Directors,” “— Other Executive Officers” and “— Security Ownership of Management and Certain Beneficial Owners” is incorporated herein by reference.

The address of the Company and its executive officers and directors is 16855 West Bernardo Drive, San Diego, CA 92127 and their telephone number is (858) 385-8900.

(c)(3)	During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The information set forth in the Proxy Statement under the caption “PROPOSAL ONE — INFORMATION CONCERNING ST. CLOUD” is incorporated herein by reference.

(c)(4)	During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. The information set forth in the Proxy Statement under the caption “PROPOSAL ONE — INFORMATION CONCERNING ST. CLOUD” is incorporated herein by reference.

(c)(5)	With the exception of Marcel van Heesewijk, Chairman and Chief Executive Officer (a citizen of the Netherlands), Johan Vunderink, a director (a citizen of the Netherlands) and Leo Klijn, Vice President, Manager of Special Projects (a citizen of Netherlands), all directors and executive officers of the Company are United States citizens. The information set forth in the Proxy Statement under the caption “PROPOSAL ONE — INFORMATION CONCERNING ST. CLOUD” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)		Tender Offers. Not applicable.

(a)(2)		Mergers or Similar Transactions.

	(i)	Transaction Description. The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

	(ii)	Consideration. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Background, Purpose

and Effect of Split Transaction — Cash Payment in Lieu of Shares of Common Stock” is incorporated herein by reference.

(iii)	Reasons for the Transaction. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of Split Transaction — Purpose and Reasons for Split Transaction” and “— Factors Considered by the Board of Directors” is incorporated herein by reference.

(iv)	Vote Required for Approval. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “THE MEETING — General” and “—Eligible Voting Securities and Vote Required” is incorporated herein by reference.

(v)	Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of Split Transaction — Effect on SourcingLink’s Stockholders,” “— Effect of Split Transaction on SourcingLink’s Optionees and Warrantholders” and “— Effect of the Split Transaction on Affiliates,” and “PROPOSAL ONE — MECHANICS OF SPLIT TRANSACTION — Conversion of Shares in Split Transaction,” is incorporated herein by reference.

(vi)	Accounting Treatment. Not Applicable.

(vii)	Federal Income Tax. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS —Background, Purpose and Effect of the Split Transaction — Material Federal Income Tax Consequences” is incorporated herein by reference.

(c)	Different Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction — Effect of Split Transaction on SourcingLink’s Stockholders,” “— Effect of Split Transaction on SourcingLink’s Optionees and Warrantholders” and “— Cash Payment in Lieu of Shares of Common Stock,” and “PROPOSAL ONE — MECHANICS OF SPLIT TRANSACTION — Conversion of Shares in Split Transaction,” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the caption “PROPOSAL ONE — MECHANICS OF SPLIT TRANSACTION — Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)(1)	Transactions. The information set forth in the Proxy Statement under the captions “PROPOSAL THREE — Employment and Severance Agreements” and “—Certain Transactions” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the captions “PROPOSAL TWO — Introduction,” “PROPOSAL THREE — Certain Transactions” and “— Purchases of Common Stock by SourcingLink and its Affiliates” is incorporated herein by reference.

(c)	Negotiations or Contacts. The negotiations and material contacts concerning the investments by St. Cloud Investments Ltd. in the Company were initiated by Marcel van Heesewijk, the Chief Executive Officer, and conducted by Mr. van Heesewijk and Gary Davidson, the Chief Financial Officer. Such contacts and negotiations were ongoing for a period of months prior to the closing of each investment.

(e)	Agreements Involving the Subject Company’s Securities. The Company issues stock options from time to time to its employees, directors and consultants pursuant to its 1997 and 1999 Stock Incentive Plans. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “PROPOSAL ONE — THE MEETING — General,” “— Eligible Voting Securities and Vote Required,” “PROPOSAL TWO — Introduction,” “PROPOSAL THREE — Certain Transactions” and “— Purchases of Common Stock by SourcingLink and its Affiliates” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Introduction,” and “— Background, Purpose and Effect of Split Transaction” is herein incorporated by reference.

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Introduction,” “— Background, Purpose and Effect of the Split Transaction,” “PROPOSAL ONE — RISK FACTORS CONCERNING SPLIT TRANSACTION,” “PROPOSAL TWO — Introduction,” “PROPOSAL THREE — Change in Control” and “— Certain Transactions” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction — Purpose and Reasons for the Split Transaction,” “— Effect of Split Transaction on SourcingLink” and “PROPOSAL ONE — RISK FACTORS CONCERNING SPLIT TRANSACTION” is herein incorporated by reference.

(b)	Alternatives. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction—Factors Considered by the Board of Directors” is herein incorporated by reference.

(c)	Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and

Effect of the Split Transaction — Purpose and Reasons for the Split Transaction,” “— Factors Considered by the Board of Directors” and “— Effect of Split Transaction on SourcingLink” and “PROPOSAL ONE — RISK FACTORS CONCERNING SPLIT TRANSACTION,” is incorporated herein by reference.

(d)	Effects. The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction — Purpose and Reasons for the Split Transaction,” “— Factors Considered by the Board of Directors,” Effect on SourcingLink’s Stockholders,” “— Effect of Split Transaction on SourcingLink’s Optionees and Warrantholders,” “— Effect of Split Transaction on SourcingLink,” “— Effect of the Split Transaction on Affiliates,” “— Cash Payment in Lieu of Shares of Common Stock,” “— Conduct of SourcingLink’s Business After the Split Transaction,” “SPECIAL FACTORS — Material Federal Income Tax Consequences,” “PROPOSAL ONE—RISK FACTORS CONCERNING SPLIT TRANSACTION,” “— MECHANICS OF SPLIT TRANSACTION — Conversion of Shares in Split Transaction,” and “— Source of Funds and Financial Effect of the Split Transaction,” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Recommendation of the Board of Directors,” “— Background, Purpose and Effect of the Split Transaction — Factors Considered by the Board of Directors” and “— Opinion of Independent Financial Advisor” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “THE MEETING — General” and “— Eligible Voting Securities and Vote Required” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction — Factors Considered by the Board of Directors” and “SPECIAL FACTORS — Opinion of Independent Financial Advisor” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Recommendation of the Board of Directors” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Proxy Statement under the captions “PROPOSAL TWO — Introduction,” “PROPOSAL THREE — Change in Control” and “— Certain Transactions” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c)	Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction — Factors Considered by the Board of Directors,” “SPECIAL FACTORS — Opinion of Independent Financial Advisor, “ “PROPOSAL TWO — Introduction,” “— Opinion of Independent Financial Advisor,” Annex B, “FAIRNESS OPINION FOR SPLIT TRANSACTION” and Annex C, “FAIRNESS OPINION FOR PRIVATE PLACEMENT” is incorporated herein by reference. The presentation materials prepared by the independent financial advisor for the Board of Directors dated September 26, 2003, as amended October 20, 2003, are included in Amendment No. 1 to Schedule 13E-3 as Exhibit (c)(3) and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative of a stockholder designated in writing.

\Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction,” “PROPOSAL ONE — MECHANICS OF SPLIT TRANSACTION — Source of Funds and Financial Effect of the Split Transaction,” “PROPOSAL TWO — Introduction,” “— Use of Proceeds” and “PROPOSAL THREE — Certain Transactions” is incorporated herein by reference. SourcingLink has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

(c)	Expenses. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction” and “— Effect of Split Transaction on SourcingLink” and “PROPOSAL ONE – MECHANICS OF SPLIT TRANSACTION — Source of Funds and Financial Effect of the Split Transaction” is incorporated herein by reference.

(d)	Borrowed funds. None.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the caption “PROPOSAL THREE — Security Ownership of Management and Certain Beneficial Owners” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the captions “PROPOSAL TWO — Introduction,” “PROPOSAL THREE — Option Matters,” “— Security Ownership of Management and Certain Beneficial Owners,” “— Certain Transactions” and “— Purchases of Common Stock by SourcingLink and its Affiliates” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction — Purpose and Reasons for the Split Transaction,” “THE MEETING — General” and “—Eligible Voting Securities and Vote Required” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Introduction” and “— Recommendation of the Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements.

(a)	Financial Information. The information set forth in the Company’s Annual Report on Form 10-KSB, for the fiscal year ended March 31, 2003, under the caption “Item 7— Financial Statements” and Quarterly Report on Form 10-QSB, for the fiscal quarter ended September 30, 2003, under the caption “Item 1— Financial Statements” is incorporated herein by reference. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background, Purpose Structure and Effect of the Split Transaction — Factors Considered by the Board of Directors,” “SUMMARY FINANCIAL INFORMATION” and “AVAILABLE INFORMATION” is incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction — Effect of the Split Transaction on Affiliates” and “SUMMARY FINANCIAL INFORMATION” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions “INTRODUCTION,” “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background, Purpose and Effect of the Split Transaction — Factors Considered by the Board of Directors,” “SPECIAL FACTORS — Opinion of Independent Financial Advisor” and “PROPOSAL ONE – MECHANICS OF SPLIT TRANSACTION — Source of Funds and Financial Effect of the Split Transaction” is incorporated herein by reference.

Item 15. Additional Information.

(b)	Other Material Information. The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number	Description

(a)	Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission concurrently with the filing of this Amendment No. 3 to Schedule 13E-3 (incorporated herein by reference).

(b)	Not applicable.

(c)(1)	Fairness Opinion for Split Transaction of Friend & Company, dated September 26, 2003 (incorporated herein by reference to Annex B to the Proxy Statement).*

(c)(2)	Fairness Opinion for Private Placement of Friend & Company, dated September 26, 2003 (incorporated herein by reference to Annex C to the Proxy Statement).*

(c)(3)	Fairness Opinion Supplement and presentation materials prepared by Friend & Company for the Board of Directors dated September 26, 2003, as amended October 20, 2003.*

(d)	Summary of Terms for Proposed Private Placement of Common Stock and Common Stock Warrants dated October 16, 2003.*

(f)	Not applicable.

(g)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2003		SOURCINGLINK.NET, INC.

	By:	/s/ Marcel van Heesewijk

Marcel van Heesewijk
Chairman of the Board and Chief Executive Officer

ST. CLOUD INVESTMENTS, LTD

By:	/s/ Robert T. Tucker

Robert T. Tucker, Esq.
Director

EXHIBIT INDEX

Exhibit Number	Description

(a)	Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission concurrently with the filing of this Amendment No. 3 to Schedule 13E-3 (incorporated herein by reference).

(b)	Not applicable.

(c)(1)	Fairness Opinion for Split Transaction of Friend & Company, dated September 26, 2003 (incorporated herein by reference to Annex B to the Proxy Statement).*

(c)(2)	Fairness Opinion for Private Placement of Friend & Company, dated September 26, 2003 (incorporated herein by reference to Annex C to the Proxy Statement).*

(c)(3)	Fairness Opinion Supplement and presentation materials prepared by Friend & Company for the Board of Directors dated September 26, 2003, as amended October 20, 2003.*

(d)	Summary of Terms for Proposed Private Placement of Common Stock and Common Stock Warrants dated October 16, 2003.*

(f)	Not applicable.

(g)	Not applicable.

* Previously filed.